UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): March 14, 2006



THE DIXIE GROUP

THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

345-B Nowlin Lane, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7010

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

On March 14, 2006, the Compensation Committee of the Board of Directors of The Dixie Group, Inc. (the "Company") approved the 2007-2011 Incentive Compensation Plan (the "Incentive Compensation Plan"), pursuant to which incentive compensation awards may be made to certain key executives of the Company based on the results achieved by the Company during such years. The Incentive Compensation Plan will be administered by the Compensation Committee, which will determine the type, range of potential award payments that may be earned and the performance criteria for determining the amount earned by each participating executive.

The Committee also voted to submit the material terms of the performance goals upon which awards under the Incentive Compensation Plan may be based for approval by the Company's shareholders at the 2006 Annual Meeting, in order to allow such awards to satisfy the requirements for "qualified performance-based compensation" under the Internal Revenue Code of 1986, as amended (the "Code"), thereby allowing the Company to take a federal income tax deduction for the related compensation expense notwithstanding the limitations of Section 162(m) of the Code.

Eligible Employees

All "covered employees" under Section 162 (m) of the Code, as well as any additional key executives annually chosen by the Compensation Committee, will be eligible to receive awards under the Incentive Compensation Plan.   This group is presently comprised of fewer than 20 individuals.

Performance Criteria and Awards

Under the Incentive Compensation Plan, the following kinds of performance awards may be granted based on the Plan's performance goals: Cash Incentive Awards and stock based incentive awards. The annual performance goals related to awards that may be paid to participants under the Incentive Compensation Plan will include one or more of the following measures, in the discretion of the Compensation Committee: minimum annual levels of profitability, corporate and /or business unit EBIT levels, total shareholder return, return on capital, return on equity, pre-tax earnings, after-tax earnings, earnings growth, revenue growth, operating income, operating profit, earnings per share, and return on investment or working capital, any one or more of which may be measured with respect to the Company, or any one or more of its subsidiaries or business units and either in absolute terms or as compared to another company or companies.

Cash Incentive Awards

The Compensation Committee may establish a Cash Incentive Award component for each participant in an amount expressed as a percentage of such participant's base salary as of the beginning of the applicable year. Such percentage or range of percentages shall be set annually by the Compensation Committee. Any such award shall be based upon achievement of one or possibly more of the performance goals as described above, and as established annually by the Compensation Committee.

<u>Share Based Awards</u>

The Compensation Committee may elect annually to establish awards to each participant of restricted stock, stock options, stock appreciation rights, performance stock units, or other such types of awards are as permitted under the Company's 2006 Stock Awards Plan, which also is being submitted to shareholders for approval at the Company's 2006 Annual Meeting. The value of any such share based award will be equal to a percentage of the sum of such participant's base salary at the beginning of the applicable year plus any Cash Incentive Award paid for such year. The Committee will determine such percentage annually. All such awards shall be made contingent on the Company's achievement of a minimum level of profitability established annually by the Compensation Committee, and may be, but are not required to be, made contingent upon attainment of one or more of the other performance goals listed above and as set annually by the Compensation Committee.

Compensation Committee Oversight of Payments

The Compensation Committee has the authority to review and certify the achievement of the performance goals and to administer and interpret the Incentive Compensation Plan. Any award to a participant under the 2007-2011 Incentive Compensation Plan may be reduced, but not increased, by the Compensation Committee in its sole discretion based on criteria set by the Compensation Committee, relative to such participant's individual performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 20, 2006   **THE DIXIE GROUP, INC.**

                                           By: /s/ Gary A. Harmon
                                           Gary A. Harmon
                                           Chief Financial Officer